Exhibit 1.1

ADO Properties S.A. acquires control in Germany’s leading developer Consus Real Estate AG

•	Creates fourth largest listed residential real estate company in Europe with unique growth pipeline in Germany

•	Total portfolio to grow to c. EUR 14 billion with more than 2/3 located in Top 7 German cities

•

EUR 1.2-1.8 billion embedded NAV uplift potential from Consus’ ongoing build-to-sell and build-to-hold development projects, which together with synergies, implies a >EUR 70 NAV per share target in the medium term

•	EUR 90-104 million of financial and operational synergies targeted in 2021

•	EUR 450 million rights issue launching in Q3 2020 with strong unconditional support commitments from largest shareholders

•	ADO to launch a voluntary public tender offer for all minority shareholders of Consus at the same terms

•	ADO has also received irrevocable commitments resulting in a shareholding of more than 80% in Consus following settlement of the voluntary public tender offer

Berlin, 29 June 2020 - ADO Properties S.A. (“ADO”) has resolved today to acquire control of Consus Real Estate AG (“Consus”), Germany’s largest residential real estate developer. The acquisition complements the recent combination of ADO and ADLER Real Estate AG (“ADLER”), creating the fourth largest listed residential real estate company in Europe by GAV and consolidating the group as a leading residential real estate company in Germany.

Creating a leading German fully-integrated residential real estate company that plays a prominent role in reducing the housing shortage

With Consus, ADO acquires the leading residential real estate developer in Germany with a unique pipeline of more than 10,000 high quality newly built apartments in the Top 7 German cities which will organically grow ADO´s portfolio to c. EUR 14 billion following completion. The transaction will further enhance the quality of ADO’s asset base and will drive future NAV generation to more than EUR 70 NAV per share (before rights issue TERP adjustment) while at the same time increasing ADO’s presence in the Top 7 German cities where demand for housing is strongest.

Once combined, ADO will become a leading fully-integrated real estate platform covering the entire real estate value chain, from acquisition of land, planning and development of projects to property management and letting of residential units, benefiting from a unique and highly valuable in-house “know-how” and operational excellence.

With Consus, ADO has secured land plots for residential development that will provide new highly sought rental apartments through development of more than 10,000 residential units in the Top 7 German cities where demand has increased significantly due to urbanisation.

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The German Federal Government has estimated that, in order to resolve the housing shortage, the completion of 375,000 new dwellings per year is required. Although the number of permits granted increased by 4.5% to 110,600 in the first four months of 2020, completions fall shy of these targets.

ADO will work closely with the local municipalities to reduce the housing shortage in Germany.

Increasing value and cash flow

The Consus build-to-hold development pipeline in the Top 7 German cities is targeted to be completed at a 4.5% NRI yield on cost, which is above the current 3.9% pro forma NRI yield of ADO/ADLER for the financial year 2019 and well above the c. 3.0% average market yield for new residential projects in the Top 7 German cities. Currently, the value of the build-to-hold assets in the balance sheet of Consus is c. EUR 1 billion GAV which, once fully constructed, is valued at a yield of 3.2-3.6%, generating a significant uplift in NAV of c. EUR 1.0-1.6 billion. In addition, c. EUR 0.2 billion of profits are anticipated from the build-to-sell portfolio, most of which are primarily secured by forward sales and funded by institutional purchasers (corresponding to EUR 1.8 billion GAV).

Operational costs and maintenance are lower in newly-build properties resulting in higher NOI margins. In addition, ADO will add the newly-built assets to its existing platform at limited marginal costs. Therefore, the EBITDA margin of the newly built portfolio is expected to be in the range of 85 to 90%, which is 10 to 15% higher than acquiring existing properties, driving significantly higher cash conversion and FFO. Finally, ADO expects the rental and value growth for newly-built residential properties in the Top 7 German cities to be above market average. This will result in a disproportionate increase in EBITDA and FFO 1.

Consus’ build-to-hold portfolio is anticipated to contribute EUR 140-160 million EBITDA from rental activities once fully developed in six to eight years, in addition to the EUR 245 million reported EBITDA by ADO/ADLER for the financial year 2019, resulting in EUR 385 – 405 million EBITDA for ADO post completion of the build-to-hold developments.

Following completion of the development projects, the portfolio is expected to grow to c. EUR 14 billion, with more than 2/3 of the portfolio located in Top 7 cities in Germany. The rentable area (sqm) is expected to increase from 4.8 million sqm to c. 5.5—5.6 million sqm once fully developed.

EUR 90-104 million of financial and operational synergies expected in 2021

The transaction is expected to generate significant synergies of c. EUR 90-104 million by the end of 2021, of which c. EUR 13-18 million will be operating synergies relating to platform savings, reduction in marketing expenses and other general administrative savings, complementing the efficiencies currently being realised from the combination of ADO and ADLER. The vast majority of the synergies, amounting to c. EUR 77-86 million, will be financial synergies achieved in the near-term upon closing of the acquisition of Consus, through refinancing of Consus mezzanine and junior project debt.

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EUR 450 million rights issue with strong unconditional support commitments by major shareholders

ADO intends to launch a rights issue in Q3 2020, as previously communicated, in connection with the acquisition of ADLER, subject to market conditions. In order to reduce the size of the rights issue to EUR 450 million, the ADO’s board of directors is proposing a one-time cancelation of the dividend for 2019. This will result in the same net cash proceeds for ADO and the same net investments by its shareholders, whilst lowering the upfront capital requirements for shareholders. In the future, the dividend policy will continue to be 50% pay-out of FFO 1. ADO’s major shareholders and Aggregate Holdings have each committed to participate in the rights issue according to their shareholding.

Consus acquisition to be completed in Q3 2020

The acquisition of Consus is expected to be completed in two steps in Q3 2020. Firstly, ADO will acquire control in Consus through the exercise of the call option with Aggregate Holdings. This is anticipated to be completed upon launch of the rights issue. Secondly, ADO intends to launch a public voluntary tender offer also at 0.2390x ADO shares for each Consus share (to be adjusted for the rights issue) to all remaining Consus minority shareholders in due course. In connection with the exercise of the call option, ADO Properties has received irrevocable commitments resulting in a shareholding in Consus of more than 80% following settlement of the tender offer.

Upon settlement of the call option and ADO acquiring control, Andreas Steyer (CEO, Consus) and Benjamin Lee (CFO, Consus) will leave Consus and during an interim period will continue to support it. Jürgen Kutz (Speaker of the management board of Consus RE AG (former CG Gruppe AG)) and Theodorus Gorens (Chief Risk Officer and Deputy-CFO, Consus) will lead the newly established development arm of ADO going forward. Maximilian Rienecker (Co-CEO, ADO) and Thierry Beaudemoulin (Co-CEO, ADO) intend to join the supervisory board of Consus.

Stronger capital structure and potential MDAX inclusion

Following the rights issue and the acquisition of Consus, the loan to value will be 54% and is expected to further reduce to below 50% in the medium-term. It is anticipated that the loan to value will be further reduced by the sale of the remaining non-strategic development projects by Consus, for which the sales processes have commenced and execution is expected in due course. As a result of the acquisition and the rights issue, ADO will more than double its weight in the FTSE EPRA Nareit Developed Europe index and is expected to become an MDAX candidate based on free float market capitalisation.

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Maximilian Rienecker, Co-CEO of ADO said: “The acquisition of Consus is an important milestone that reconfirms our position as one of the leading listed residential real estate platforms in Europe and in the German residential market. The new group, which we intend to rename “ADLER Group”, has a clear goal that all employees pursue every day: creating sustainable value for all stakeholders. Together with Consus, the new ADLER Group will be well-placed to achieve this goal in the future.”

Thierry Beaudemoulin, Co-CEO of ADO added: “We would like to thank Consus management and are looking forward to working with Consus and its employees as the leading developer of residential property in Germany. Its platform will provide us with greater control over the quality of our assets, facilitating future NAV accretion. This acquisition expands our presence in those markets in Germany where demand for housing is strongest. The combination of our three companies will thus be well-placed to address the current housing shortage to the benefit of tenants, investors and society at large.”

J.P. Morgan and Kempen & Co are acting as financial advisers and White & Case is acting as legal adviser to ADO.

Conference call

An Analyst & Investor webcast and conference call will be held today, 29 June 2020, at 9:30am CET / 8:30am GMT.

PLEASE USE THIS LINK FOR THE WEBCAST:

https://streamstudio.world-television.com/976-1653-24593/en

OR ONE OF THE FOLLOWING NUMBERS (LISTEN ONLY):

Germany Toll Free	0800 673 7933

UK Toll Free	0808 109 0701

USA Toll Free	1 866 253 3270

Standard International Access +44 (0) 20 3003 2701

PIN: 5307876#

(Please provide your name when logging into the conference)

Contact

Investor Relations:

T +352 278 456 710

F +352 203 015 00

E ir@ado.properties

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Media Relations:

Finsbury

Gordon Simpson

E Gordon.Simpson@finsbury.com

Ed Simpkins

E Edward.Simpkins@finsbury.com

T +44 207 251 3801

Hering Schuppener

Christian Falkowski

E cfalkowski@heringschuppener.com

T +49 69 92 18 74 64

IMPORTANT INFORMATION

This announcement is neither an advertisement nor an offer to purchase nor a solicitation to purchase shares of ADO Properties S.A. (“ADO Properties”) or Consus Real Estate AG (“Consus”) and should not be relied upon in making any investment decision to purchase, subscribe for or otherwise acquire any shares of ADO Properties or Consus. The final terms regarding the tender offer (the “Tender Offer”) will be set forth in the offer document which, in accordance with applicable laws and regulations, is neither subject to approval nor review of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), on the day of its publication (the “Offer Document”). Investors and shareholders of Consus are advised to read the Offer Document and any communication in connection with the Tender Offer (collectively, the “Tender Offer Documentation”) as soon as they are published, as they will contain important information.

Subject to the exceptions described in the Offer Document and any exceptions granted by the relevant regulatory authorities, the Tender Offer is not being made, directly or indirectly, in or into any jurisdiction where to do so would constitute a violation pursuant to the laws of such jurisdiction.

In particular, the ADO Properties shares that are intended to be transferred to Consus shareholders as consideration under the Tender Offer (the “Offer Shares”) have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under the securities laws of any state, district or other jurisdiction of the United States of America. The Offer Shares may not be offered, sold or delivered, directly or indirectly, to Consus shareholders located in the United States of America (the “U.S. Shareholders”), or to agents, nominees, trustees, custodians or other persons acting for the account or benefit of U.S. Shareholders, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws of the United States. The Offer Shares will be offered in the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The Tender Offer is not subject to the ‘U.S. tender offer rules’ contained in Regulation 14D under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and is being made with respect to U.S. Shareholders in reliance on exemptions provided by Rule 14d-1(c) under the U.S. Exchange Act. These exemptions permit a bidder to satisfy certain United States substantive and procedural Exchange Act rules governing tender offers by complying with home jurisdiction law or practice and exempts the bidder from compliance with certain other rules of the U.S. Exchange Act. As a result, the Tender Offer is made in accordance with the applicable regulatory, disclosure and procedural requirements under German law, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under domestic tender offer procedures and law in the United States of America.

Holders of securities in Consus should be aware that ADO Properties reserves the right to, to the extent permissible under applicable law or regulation, and in accordance with German market practice, to purchase, or conclude agreements to purchase, Consus shares, directly or indirectly, outside of the scope of the Tender Offer, before, during or after the acceptance period. This applies to other securities that are directly convertible into, exchangeable for, or exercisable for Consus shares. These purchases may be completed via the stock exchange at market prices or outside the stock exchange at negotiated conditions. Any information on such purchases will be disclosed as required by law or regulation in Germany or any other relevant jurisdiction.

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The transaction described in the Tender Offer Documentation involves the securities of Luxembourg and German companies. Information distributed in connection with the Tender Offer is subject to the disclosure requirements pursuant to applicable German and/or Luxembourg law, which may be different from those of the United States of America. The financial information included or incorporated by reference in the Tender Offer Documentation has been prepared in accordance with accounting standards in Luxembourg or Germany, as applicable, that may not be comparable to the financial statements or financial information of companies from any other country. The Tender Offer Documentation may include supplemental financial measures not clearly defined in the applicable financial reporting framework that are or may be alternative performance measures (non-IFRS measures). ADO Properties’ financial position, financial performance and cash flows should not be assessed solely based on these alternative supplemental financial measures. Under no circumstances do they replace the performance indicators presented in the consolidated financial statements and calculated in accordance with the applicable financial reporting framework. The calculation by other companies that report or describe similarly titled alternative performance measures may vary despite the use of the same or similar terminology.

It may be difficult for shareholders to enforce their rights and any claims they may have arising under the U.S. federal securities laws, since ADO Properties and Consus are each located in a non-U.S. jurisdiction and their respective officers and board members are residents of non-U.S. jurisdictions. Holders of securities in ADO Properties and Consus may not be able to rely on having recourse to provisions for the protection of investors in any jurisdiction other than the provisions of Luxembourg or Germany, as applicable. Holders of securities in ADO Properties and Consus may not be able to sue ADO Properties, Consus or their respective officers and board members in court in Luxembourg or Germany, as applicable, for violations of the U.S. securities laws. It may be difficult to compel ADO Properties, Consus or any of their respective affiliates to subject themselves to a U.S. court’s judgment.

Certain statements made in connection with the Tender Offer or contained in the Tender Offer Documentation may constitute “forward-looking statements” that involve a number of risks and uncertainties. Forward-looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are based on assumptions, forecasts, estimates, projections, opinions or plans that are inherently subject to significant risks, as well as uncertainties and contingencies that are subject to change. No representation is made or will be made by ADO Properties that any forward-looking statement will be achieved or will prove to be correct. The actual future business, financial position, results of operations and prospects may differ materially from those projected or forecast in the forward-looking statements. ADO Properties does not assume any obligation to update, and does not expect to publicly update, or publicly revise, any forward-looking statements or other information contained in this release, whether as a result of new information, future events or otherwise, except as otherwise required by law.

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